# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):     **December 21, 2011**

## PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-31403** | **52-2297449** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **701 Ninth Street, N.W., Washington, DC** | **20068** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code     **(202) 872-2000**

**Not Applicable**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01      Other Events.**

On December 21, 2011, the Maryland Public Service Commission (the "MDPSC") issued Order No. 84564 (the "Order") in Case No. 9240, which involved a proceeding initiated by the MDPSC in response to the performance of Potomac Electric Power Company ("Pepco"), a wholly owned regulated utility subsidiary of Pepco Holdings, Inc. (the "Company"), following major storm events that occurred in July and August 2010.  This proceeding reviewed the reliability of Pepco's distribution system and the quality of distribution service provided.

In the Order, the MDPSC imposed an initial fine on Pepco of $1 million.  The Order requires Pepco to file within 60 days a detailed work plan for the next five years which will update Pepco's reliability enhancement plan, its emergency response improvement project, and other communication and service restoration improvements.  Pepco is also required to file a year-end status report and quarterly updates with the MDPSC providing, among other things,  detailed information about its reliability and emergency response improvement objectives; its progress in meeting such objectives, together with an analysis of trends concerning the measured duration and frequency of customer interruptions compared to 2010 baseline data; the amount of spending associated with such objectives; an explanation for any inability to meet such objectives; any proposed changes in funding these improvement programs; any changes to any of these programs; and  interim and final results of Pepco's system inspection program.  Pepco must also provide additional detail in these reports about its Estimated Time to Restoration Manager and the Customer Advocate, which personnel have been added by Pepco as part of its emergency response improvement project in order to improve customer communication and satisfaction, and to explore the benefits of damage prediction models.  Finally, Pepco will be required to consider, to the extent indicated by the MDPSC in the Order, the comments and suggestions of other interested parties in the proceeding regarding improvements that Pepco might make to its reliability enhancement programs.  In these reports, Pepco will be required to demonstrate that its reliability enhancement plan costs were prudently spent and produced a significant improvement in reliability, and if it is unable to do so, the MDPSC may deny Pepco reimbursement for future reliability enhancement expenses or impose additional fines.

The MDPSC also stated in the Order that it intends to review in Pepco's pending rate case the recovery of reliability costs and to disallow incremental costs it determines to be the result of imprudent management.  Pepco believes its reliability costs have been prudently incurred and it intends to seek to recover its expenditures in the rate case.  Furthermore, Pepco's reliability enhancement plan, discussed below, is expected to enable the Company to meet the MDPSC's requirements.

Pepco launched its reliability enhancement plan in 2010 to ensure the reliability of its electrical system, to facilitate power restoration efforts and to promote a high level of customer service.  As part of this reliability improvement plan, since September 2010, in Maryland, Pepco has trimmed trees along more than 2,700 miles of power lines, upgraded 53 distribution feeders (critical power lines that serve a significant number of customers), installed 41 advanced control systems that identify outages as they occur and re-route power quickly to speed restoration, and renewed or replaced 307 miles of neighborhood underground cable.  In addition, Pepco has taken important steps to improve customer service, doubling the number of phone lines coming into its customer service center, enhancing the outage map on its web site and improving  its methods of providing global estimated times of restoration. Pepco has also developed and recently launched new applications for smart phones to aid customers in obtaining information about their service and communicating to Pepco quickly to report outages.  In the Order, the MDPSC acknowledged that since 2010, Pepco "has made good faith efforts to improve its system reliability" by beginning to substantially implement a "comprehensive," "aggressive" and "vigorous" reliability enhancement plan.

**Forward-Looking Statements**

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.  These statements include declarations regarding the Company's intents, beliefs, estimates and current expectations.  In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "future," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.  Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements.  Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause the Company's or a subsidiary's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond the Company's or any subsidiary's control and may cause actual results to differ materially from those contained in forward-looking statements:

- Demonstrating compliance with applicable regulatory requirements, including the Order;

- Fines, penalties or other sanctions which may be assessed by regulatory authorities against the Company's regulated utilities in the future;

- Potential outcomes of pending and future rate cases, including the possible disallowance of costs and expenses;

- The amount of expenditures necessary to comply with regulatory requirements, including the Order, and to implement reliability enhancement, emergency response and customer service improvement programs;

- Changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;

- Weather conditions affecting usage and emergency restoration costs;

- Population growth rates and changes in demographic patterns;

- Changes in customer demand for electricity and natural gas due to conservation measures and the use of more energy-efficient products;

- General economic conditions, including the impact of an economic downturn or recession on electricity and natural gas usage;

- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;

- Changes in rates of inflation;

- Changes in accounting standards or practices;

- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by, and decisions of, Federal and/or state regulatory commissions, the MDPSC, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations;

- Legal and administrative proceedings (whether civil or criminal) and settlements that affect the Company's or any subsidiary's business and profitability;

- Pace of entry into new markets;

- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and

- Effects of geopolitical events, including the threat of domestic terrorism and cyber attacks.

Any forward-looking statements speak only as to the date of this Current Report on Form 8-K and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, nor can the Company assess the impact of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive.

* * * * * *

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date:   December 22, 2011

/s/ A.J. KAMERICK

Name:  Anthony J. Kamerick
Title:    Senior Vice President
and Chief Financial Officer